UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 12, 2013

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated March 12, 2013 announcing the decision of the Capital Markets Board regarding Turkcell’s compliance with the Corporate Governance Principles.

March 12, 2013

CAPITAL MARKETS BOARD DECISION ON OUR
COMPANY’S COMPLIANCE WITH CORPORATE GOVERNANCE PRINCIPLES

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

Istanbul Stock Exchange

ISTANBUL
Special Subjects:

The Capital Markets Board (CMB) decision dated March 11, 2013 and published on CMB’s website concerning our Company’s compliance with the Corporate Governance Principles is presented below.

The resolution issued in the CMB Bulletin (No. 2013/8) dated March 11, 2013:

“Within the scope of maintaining compliance with the Corporate Governance Principles, as determined by the Communiqué Serial: IV, No: 54 on Principles Regarding Determination and Implementation of Corporate Governance Principles; Turkcell İletişim Hizmetleri A.Ş. (“Company”) has not amended its Articles of Association by appointing independent board members, and has not implemented related mandatory obligations even though a certain time had been granted and related notifications delivered to the Company. Therefore, pursuant to Article 17, second paragraph, of the Capital Markets Law, with the number 6362 (“CML”), in order to comply with the Corporate Governance Principles regarding the selection of independent board members, the following decisions have been taken:

1. Mehmet Bülent Ergin, Tero Erkki Kivisaari and Oleg Adolfoviç Malis, members of the Board of Directors of the Company, are removed from their posts, as per the Article 17 second paragraph, of the CML and Ahmet Akça, Atilla Koç and Mehmet Hilmi Güler are appointed to the posts previously filled with the aforementioned members.

2. Those who are appointed in this manner shall complete the term of duty until new independent members are elected or until the Capital Markets Board grants a new decision, in this respect.

3. The Company will be warned regarding the amendment of its Articles of Association so as to comply with the principles of the Communiqué Serial: IV, No: 56 which were determined by the Capital Markets Board.”

(Disclaimer: The above text is a translation of a document prepared in Turkish. This translation has been prepared and provided for the convenience of English speaking readers only. The company does not guarantee the accuracy of the translation.  In the event that there is any discrepancy between the Turkish and English versions, the Turkish version will prevail.)

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

You can now follow the most up-to-date Turkcell developments on twitter by clicking on the link below.
http://twitter.com/TurkcellNews

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 12, 2013	By:	/s/Koray Öztürkler
Name: Koray Öztürkler
Title: Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 12, 2013	By:	/s/Nihat Narin
Name: Nihat Narin
Title: Investor & Int. Media Relations – Division Head